Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

November 8, 2013

VIA EDGAR

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 109 to the Registration Statement Filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-57793 and 811-08839)

Ladies and Gentlemen:

On behalf of our client, SPDR® Series Trust (the “Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 109 (“PEA No. 109”) to the Trust’s Registration Statement on Form N-1A. The purpose of PEA No. 109 is to register a new series of the Trust: the SPDR Floating Rate Treasury ETF.

Please contact me at (202) 373-6133 with your questions or comments.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik